

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2013

Via E-mail
Michael J. Koss
Vice Chairman, President, Chief Executive Officer
Koss Corporation
4129 North Port Washington Avenue
Milwaukee, Wisconsin 53212

>   **Re: Koss Corporation**
>   **Form 10-K for Fiscal Year Ended June 30, 2012**
>   **Filed August 27, 2012**
>   **File No. 000-03295**

Dear Mr. Koss:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Facing Page

1.   We note your statement that "Part III of this Form 10-K incorporates by reference information from Koss Corporation's Proxy Statement." However, the index page lists no Part III, nor does the filing itself contain a Part III with specific cross references to where the disclosure is included in your annual meeting proxy statement. In the future, please revise to comply with General Instruction G.4 to Form 10-K when incorporating Part III information from your annual meeting proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director